On December 14, 2009, the fund acquired all of the net
assets of NVIT Money Market II, a series of the trust that
had operated as a money market fund pursuant to Rule 2a-7 of the 1940 Act, pursuant to a plan of reorganization approved
by the Trust's Board of Trustees at a meeting held on
September 10, 2009. The purpose of the transaction was to
combine two funds managed by NFA that had comparable
investment objectives and strategies. The acquisition was
accomplished by a tax-free exchange of 303,548,129 shares of the Fund, valued at $303,548,129, for the 303,548,129 shares of NVIT Money Market Fund II outstanding on December 13,
2009. The investment portfolio of NVIT Money Market Fund II, with a fair value and identified cost of $303,612,649 at
December 13, 2009, was the principal asset acquired by the
Fund. For financial reporting purposes, assets received and
shares issued by the Fund were recorded at fair value;
however, the cost basis of the investments received from
NVIT Money Market Fund II was carried forward to align
ongoing reporting of the Fund's realized and unrealized
gains and losses with amounts distributed to shareholders
for tax purposes. Immediately prior to the merger, the net
assets of the Fund were $2,442,437,294.

The following pro forma information for the year ended
December 31, 2009 is provided as though the acquisition had
been completed on January 1, 2009, the beginning of the
annual period of the Fund, the Fund's pro forma results of
operations for the year ended December 31, 2009 are as
follows:

Net investment income $1,786,221

Net gain on investments $12,163

Net increase in net assets resulting from operations
$1,798,384

Because the Fund's combined investment portfolios has been
managed as a single integrated portfolio since the
acquisition was completed, it is not practicable to separate the amounts of revenue and earnings attributable to NVIT
Money Market Fund II that have been included in the Fund's
statement of operations since December 14, 2009.